                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)*


                              LIFECELL CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   531927-101
                                 (CUSIP Number)


                                DECEMBER 31, 1999
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

         *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       --------------------
CUSIP NO. 531927-101                  13 G                       Page 2 of 7
---------------------                                       --------------------

--------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      THE WOODLANDS VENTURE CAPITAL COMPANY


--------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [ ]
                                                                     (b)   [X]

--------------------------------------------------------------------------------
        3        SEC USE ONLY



--------------------------------------------------------------------------------
        4        CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE


--------------------------------------------------------------------------------
                                                    5  SOLE VOTING POWER

                                                       -0-

                                                  ------------------------------
                                                    6  SHARED VOTING POWER

                         NUMBER OF                     693,886 SHARES(1)
                           SHARES
                        BENEFICIALLY              ------------------------------
                           OWNED                    7  SOLE DISPOSITIVE POWER
                          BY EACH
                      REPORTING PERSON                 -0-
                            WITH
                                                  ------------------------------
                                                    8  SHARED DISPOSITIVE POWER

                                                       750,337 SHARES(2)

--------------------------------------------------------------------------------
        9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      750,337 SHARES(2)

--------------------------------------------------------------------------------
       10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*

                      NOT APPLICABLE

--------------------------------------------------------------------------------
       11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      5.8%(3)

--------------------------------------------------------------------------------
       12        TYPE OF REPORTING PERSON*

                      CO

--------------------------------------------------------------------------------
*See Instructions

--------------------                                          ------------------
CUSIP NO. 531927-101                   13 G                       Page 3 of 7
--------------------                                          ------------------

--------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      MITCHELL  ENERGY & DEVELOPMENT CORP.


--------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)   [ ]
                                                                     (b)   [X]

--------------------------------------------------------------------------------
        3        SEC USE ONLY



--------------------------------------------------------------------------------
        4        CITIZENSHIP OR PLACE OF ORGANIZATION

                      TEXAS


--------------------------------------------------------------------------------
                                                    5  SOLE VOTING POWER

                                                       -0-

                                                 ------------------------------
                                                    6  SHARED VOTING POWER

                       NUMBER OF                       693,886 SHARES(1)
                         SHARES
                      BENEFICIALLY               ------------------------------
                         OWNED                      7  SOLE DISPOSITIVE POWER
                        BY EACH
                    REPORTING PERSON                   -0-
                          WITH
                                                 ------------------------------
                                                    8  SHARED DISPOSITIVE POWER

                                                       750,337 SHARES(2)

--------------------------------------------------------------------------------
        9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     750,337 SHARES(2)

--------------------------------------------------------------------------------
       10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*

                     NOT APPLICABLE


--------------------------------------------------------------------------------
       11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.8%(3)

--------------------------------------------------------------------------------
       12        TYPE OF REPORTING PERSON*

                     CO

--------------------------------------------------------------------------------
*See Instructions

---------------------                                                -----------
CUSIP NO. 531927-101    13 G                                         Page 4 of 7
---------------------                                                -----------

--------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      GEORGE P. MITCHELL

--------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [ ]
                                                                     (b)   [X]

--------------------------------------------------------------------------------
        3        SEC USE ONLY


--------------------------------------------------------------------------------
        4        CITIZENSHIP OR PLACE OF ORGANIZATION

                      UNITED STATES

--------------------------------------------------------------------------------
                                                    5  SOLE VOTING POWER

                                                            -0-

                                                  ------------------------------
                                                    6  SHARED VOTING POWER

                   NUMBER OF                                693,886 SHARES(1)
                     SHARES
                  BENEFICIALLY                    ------------------------------
                     OWNED                          7  SOLE DISPOSITIVE POWER
                    BY EACH
                REPORTING PERSON                            -0-
                      WITH
                                                  ------------------------------
                                                    8  SHARED DISPOSITIVE POWER

                                                            750,337 SHARES(2)

--------------------------------------------------------------------------------
        9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      750,337 SHARES(2)

--------------------------------------------------------------------------------
       10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*

                      NOT APPLICABLE

--------------------------------------------------------------------------------
       11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      5.8%(3)

--------------------------------------------------------------------------------
       12        TYPE OF REPORTING PERSON*

                      IN

--------------------------------------------------------------------------------
*See Instructions

ITEM 1.
         (a)      Name of Issuer:

                  LifeCell Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  1 Millenium Way
                  Branchburg, New Jersey 08876
ITEM 2.
         (a)      Name of Persons Filing:

                  The Woodlands Venture Capital Company
                  Mitchell Energy & Development Corp.
                  George P. Mitchell

                  THIS SCHEDULE 13G IS JOINTLY FILED ON BEHALF OF ALL OF THE ABOVE-NAMED PERSONS.

         (b)      Address of Principal Business Office or, if none, Residence:

                  2001 Timberloch Place
                  The Woodlands, Texas 77380

         (c)      Citizenship:

                  The Woodlands Venture Capital Company was organized in Delaware and Mitchell Energy & Development Corp. was organized in Texas. Mr. Mitchell is a United States Citizen.

         (d)      Title of Class of Securities:

                  Common Stock, $.001 par value

         (e)      CUSIP Number:

                  531927-101

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the filing person is a:

         NOT APPLICABLE

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned

                  The Woodlands Venture Capital Company ("WVCC") is the record holder and beneficial owner of 607,906 shares of Common Stock, $.001 par value per share, of the Issuer (the "Common Stock"). In addition, WVCC holds (i) 2,666 shares of Series B Preferred Stock, par value $.001 per share, of the Issuer, which are convertible into 85,980 shares of Common Stock and (ii) a warrant (the "Warrant") to purchase 56,451 shares of Common Stock. The Series B Preferred Stock has ordinary voting rights on an as converted to Common Stock basis.



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                  The Woodlands Venture Capital Company is a wholly owned
                  subsidiary of Mitchell Energy & Development Corp. George P. Mitchell owns a majority of the issued and outstanding capital stock of Mitchell Energy & Development Corp. Because of these relationships, Mitchell Energy & Development Corp. and Mr. Mitchell may be deemed to be the beneficial owners of the 607,906 shares of Common Stock, the 2,666 shares of Series B Preferred Stock and the Warrant to purchase 56,451 shares of Common Stock held by The Woodlands Venture Capital Company.

         (b)      Percent of Class

                  The Woodlands Venture Capital Company                                        5.8%(3)
                  Mitchell Energy & Development Corp.                                          5.8%(3)
                  George P. Mitchell                                                           5.8%(3)

         (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    The Woodlands Venture Capital Company                      -0-
                                    Mitchell Energy & Development Corp.                        -0-
                                    George P. Mitchell                                         -0-

                           (ii)     shared power to vote or to direct the vote:

                                    The Woodlands Venture Capital Company                      693,886 shares(1)
                                    Mitchell Energy & Development Corp.                        693,886 shares(1)
                                    George P. Mitchell                                         693,886 shares(1)

                           (iii)    sole power to dispose or to direct the disposition of:

                                    The Woodlands Venture Capital Company                      -0-
                                    Mitchell Energy & Development Corp.                        -0-
                                    George P. Mitchell                                         -0-

                           (iv)     shared power to dispose or to direct the disposition of:

                                    The Woodlands Venture Capital Company                      750,337 shares(2)
                                    Mitchell Energy & Development Corp.                        750,337 shares(2)
                                    George P. Mitchell                                         750,337 shares(2)








ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         NOT APPLICABLE



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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         NOT APPLICABLE

ITEM 10.  CERTIFICATION

         NOT APPLICABLE



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 31, 2000

                                        THE WOODLANDS VENTURE CAPITAL
                                          COMPANY


                                        By:    /s/ Don E. Roose, Jr.
                                               --------------------------------
                                        Name:  Don E. Roose, Jr.
                                        Title:  Vice President - Controller



EXHIBIT: Agreement for Joint Filing, incorporated by reference to Schedule 13G, filed with the Commission by the Filing Persons on February 12, 1993

                         ------------------------------

(1) Represents 607,906 shares of Common Stock and 85,980 shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned or that may be deemed to be beneficially owned, as the case may be, by the Reporting Person.

(2) Represents 607,906 shares of Common Stock and 142,431 shares of Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the Warrant beneficially owned or that may be deemed to be beneficially owned, as the case may be, by the Reporting Person. The 2,666 shares of Series B Preferred Stock are convertible into 85,980 shares of Common Stock at any time at the option of the holder. The Warrant to purchase 56,451 shares of Common Stock is exercisable at any time at the option of the holder.

(3) Represents the percent of the aggregate number of outstanding shares of Common Stock of the Issuer, including shares of Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the Warrant, beneficially owned or that may be deemed to be beneficially owned, as the case may be, by the Reporting Person.






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